FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Bankoh Investment Services, Inc.
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

# Bankoh Investment Services, Inc.

## Financial Statements and Supplemental Information

Year ended December 31, 2018

## Contents



Ernst & Young
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Honolulu, HI 96813

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## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bankoh Investment Services, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ernst & Young LLP*

We have served as the Company's auditor since 1992.
March 1, 2019

# Bankoh Investment Services, Inc.

## Statement of Financial Condition

### December 31, 2018

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,850,508 |
| Commissions receivable from brokers and dealers, net | | 125,092 |
| Other assets | | 124,908 |
| Total assets | $ | 2,100,508 |

**Liabilities and stockholder's equity**

Liabilities:

| | | |
|---|---|---:|
| Due to parent for income taxes payable | $ | 157,307 |
| Accrued expenses and other liabilities | | 569,040 |
| Total liabilities | | 726,347 |

Stockholder's equity:

| | | |
|---|---|---:|
| Common stock ($10 par value), | | |
| authorized, issued and outstanding 50,000 shares | | 500,000 |
| Retained earnings | | 874,161 |
| Total stockholder's equity | | 1,374,161 |
| Total liabilities and stockholder's equity | $ | 2,100,508 |

*See accompanying notes.*

# Bankoh Investment Services, Inc.

## Statement of Income

### Year Ended December 31, 2018

**Revenues**

| | |
|---|---:|
| Annuity and insurance fee income | $ 4,945,283 |
| Mutual fund and securities income | 2,363,174 |
| Investment advisor fees | 1,897,856 |
| Other income | 43,799 |
| | 9,250,112 |

**Expenses**

| | |
|---|---:|
| Salaries, commissions and benefits | 5,287,139 |
| Broker charges | 740,893 |
| Occupancy | 356,887 |
| Equipment | 78,580 |
| Other operating expenses | 727,971 |
| | 7,191,470 |

| | |
|---|---:|
| Income before income taxes | 2,058,642 |
| Provision for income taxes | 554,212 |
| Net income | $ 1,504,430 |

*See accompanying notes.*

# Bankoh Investment Services, Inc.

## Statement of Changes in Stockholder's Equity

### Year Ended December 31, 2018

|  | Common Stock | | Retained Earnings | | Total | |
|---|---|---|---|---|---|---|
| Balance at December 31, 2017 | $ | 500,000 | $ | 1,369,731 | $ | 1,869,731 |
| Net income | | – | | 1,504,430 | | 1,504,430 |
| Cash dividend paid | | – | | (2,000,000) | | (2,000,000) |
| Balance at December 31, 2018 | $ | 500,000 | $ | 874,161 | $ | 1,374,161 |

*See accompanying notes.*

# Bankoh Investment Services, Inc.

## Statement of Cash Flows

### Year Ended December 31, 2018

| | | |
|---|---|---:|
| **Operating activities** | | |
| Net income | $ | 1,504,430 |
| | | |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Deferred taxes | | 3,288 |
| Depreciation and amortization | | 3,895 |
| Decrease in commissions receivable from brokers and dealers, net | | 159,911 |
| Decrease in other assets | | 3,363 |
| Increase in due to parent for income taxes | | 109,150 |
| Decrease in accrued expenses and other liabilities | | (38,863) |
| Net cash provided by operating activities | | 1,745,174 |
| | | |
| **Financing activities** | | |
| Cash dividend paid | | (2,000,000) |
| | | |
| Decrease in cash and cash equivalents | | (254,826) |
| Cash and cash equivalents at beginning of year | | 2,105,334 |
| Cash and cash equivalents at end of year | $ | 1,850,508 |
| | | |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for taxes | $ | 441,774 |

*See accompanying notes.*

Bankoh Investment Services, Inc.

Notes to Financial Statements

December 31, 2018

## 1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC ("NFS"), which maintains the accounts and securities of the Company's customers.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

### Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $1,747,622 as of December 31, 2018.

## Revenue Recognition

Revenue is largely derived from commissions received from the sales of annuity and life insurance products, mutual funds, and securities. In addition, the Company earns investment advisor fees from the Company's Managed Account Platform Services wealth management product. See Note 10 Revenue Recognition for more information.

## Accounting Standards Adopted in 2018

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, *"Revenue from Contracts with Customers."* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies generally will be required to use more judgment and make more estimates than under prior guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Subsequent to the issuance of ASU 2014-09, the FASB issued targeted updates to clarify specific implementation issues including ASU No. 2016-08, *"Principal versus Agent Considerations (Reporting Revenue Gross versus Net),"* ASU No. 2016-10, *"Identifying Performance Obligations and Licensing,"* ASU No. 2016-12, *"Narrow-Scope Improvements and Practical Expedients,"* and ASU No. 2016-20 *"Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers."* For financial reporting purposes, the standard allows for either full retrospective adoption, meaning the standard is applied to all of the periods presented, or modified retrospective adoption, meaning the standard is applied only to the most current period presented in the financial statements with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company completed its overall assessment of revenue streams and review of related contracts potentially affected by the ASUs. Based on this assessment, the Company concluded that ASU 2014-09 did not materially change the method in which the Company currently recognizes revenue for these revenue streams. The Company adopted ASU 2014-09 and its related amendments on its required effective date of January 1, 2018 utilizing the modified retrospective approach. Since there was no material net income impact upon adoption of the new guidance, a cumulative effect adjustment to opening retained earnings was not deemed necessary. See Note 10 Revenue Recognition for more information.

## Accounting Standards Pending Adoption

In February 2016, the FASB issued ASU No. 2016-02, *"Leases."* Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases): 1) a lease liability, which is the present value of a lessee's obligation to make lease payments, and 2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting under the new guidance remains largely unchanged as it is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. Other limited changes were made to align lessor accounting with the lessee accounting model and the new revenue recognition

standard. All entities will classify leases to determine how to recognize lease-related revenue and expense. Quantitative and qualitative disclosures will be required by lessees and lessors to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The intention is to require enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity's leasing activities. The new guidance allows lessees to make an accounting policy election to apply accounting similar to current operating lease accounting to leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise (short-term lease exemption). If an entity applies this exception, short-term leases are not recognized on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. ASU No. 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018; early adoption is permitted. All entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company leases office space from the Bank on a month-to-month basis. As the Company elected the short-term lease exception mentioned above, ASU No. 2016-02 did not have any impact on the Company's financial statements. See Note 8. Operating Leases for more information.

### 3. Service Agreement

The Company has a service agreement with NFS to provide certain services as the Company's clearing firm. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

### 4. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2018, the Company had net capital of $1,203,694, which was $1,153,694 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.603-to-1. The Company had no subordinated debt at December 31, 2018, or at any time during the year then ended.

## 5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2018 included:

| | | |
|---|---|---|
| Salaries, commissions and benefits | $ | 648,289 |
| Occupancy | | 347,723 |
| Other operating expenses | | 148,332 |

At December 31, 2018, amounts due to the Bank included in accrued expenses and other liabilities totaled $89,766.

## 6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

On December 22, 2017, Public law No. 115-97, commonly known as the Tax Cuts and Jobs Act was signed into law, a tax reform bill, which reduces the current corporate federal income tax rate from 35% to 21% effective January 1, 2018.

The Company's net deferred tax assets as of December 31,2018 was $53,762, which are predominantly the result of temporary timing differences relating to state taxes owed for 2018 which will be deducted from federal income tax in 2019 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

The components of the provision for income taxes for the year ended December 31, 2018, are as follows:

| | | |
|---|---|---:|
| Current: | | |
| Federal | $ | 398,279 |
| State | | 152,645 |
| Total Current | | 550,924 |
| | | |
| Deferred: | | |
| Federal | | 3,813 |
| State | | (525) |
| Total Deferred | | 3,288 |
| Provision for income taxes | $ | 554,212 |

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 21% to income before income taxes primarily due to the effect of state taxes.

The Parent's 2016 federal tax return is currently under audit. The Parent's federal tax returns for 2015 and 2017 remain subject to examination. The Parent's State of Hawaii income tax returns for 2015 through 2017 remain subject to examination by the taxing authorities.

## 7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $413,958 in 2018 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium.

The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2018, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $43,085 and was included in salaries, commissions and benefits.

## 8. Operating Leases

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2018 was $347,723 and was included in occupancy expenses.

## 9. Contingencies

Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statements of income and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of income for any particular period.

## 10. Revenue Recognition

On January 1, 2018, the Company adopted ASU No. 2014-09 *"Revenue from Contracts with Customers" (Topic 606)* and all subsequent ASUs that modified Topic 606. As stated in Note 2 *Summary of Significant Accounting Policies*, the implementation of the new standard did not have a material impact on the measurement or recognition of revenue; as such, a cumulative effect adjustment to opening retained earnings was not deemed necessary. The Company's significant revenue streams are discussed below.

*Mutual Fund and Securities Income*

Mutual fund and securities income primarily consists of commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized at a point in time on trade date, which is when the Company satisfied its performance obligation of executing the sale. The Company also receives periodic service fees (i.e., 12b-1 fees) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

*Annuity and Insurance Fee Income*

Annuity and insurance income primarily consists of commissions received on annuity product sales, primarily fixed annuities. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue. The majority of the trailer commission fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Although much of the performance obligation is satisfied upon the sale of the policy, revenue for trailer commission fees remains constrained until we can confirm that the annuity is still active at period end and the market

value can be determined. Therefore, trailer commission fees are recognized over time as the constraints are resolved.

*Investment Advisor Fees*

Investment advisor fees from the Company's Managed Account Platform Services (MAPS) wealth management product is earned over time (as the performance obligation is satisfied) and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the customer's account in advance on the first month of the quarter, and the revenue is recognized over the following three-month period.

*Contract Balances*

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables from contracts with customers of $125,092, as of December 31, 2018, are reported in "commissions receivable from brokers and dealers, net" in the statement of financial condition.

## 11. Subsequent Events

Subsequent events have been evaluated through March 1, 2019, the date the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.

Supplemental Information

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2018

**Net Capital**

| | | |
|---|---|---:|
| Total stockholder's equity qualified for net capital | $ | 1,374,161 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Commissions receivable from brokers and dealers | | 30,606 |
| Deferred taxes | | 53,762 |
| Other assets | | 21,147 |
| | | 105,515 |
| Deduction for excess Fidelity Bond | | 30,000 |
| Total deductions and charges | | 135,515 |
| Net capital before haircuts on securities positions: | | |
| (tentative net capital) | | 1,238,646 |
| Haircuts on money market funds | | (34,952) |
| Net capital | $ | 1,203,694 |

**Aggregate Indebtedness**

| | | |
|---|---|---:|
| Items included in statement of financial condition: | | |
| Due to parent for income taxes payable | $ | 157,307 |
| Accrued expenses and other liabilities | | 569,040 |
| Total aggregate indebtedness | $ | 726,347 |

**Computation of basic net capital requirement**

| | | |
|---|---|---:|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 48,423 |
| Minimum dollar net capital requirement | $ | 50,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 50,000 |
| Net capital in excess of required minimum | $ | 1,153,694 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.603 to 1 |

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 (continued)

December 31, 2018

There are no material differences between the net capital, as reported in the Company's Part II (unaudited) FOCUS Report and the Schedule I in the audited financial statements as of December 31, 2018.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements

December 31, 2018

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Bankoh Investment Services, Inc.

Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities

December 31, 2018

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.